Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009. The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Funds approved Proposal 1.  Proposal 2 did not apply to the Funds.

Proposal 1
To approve a new investment advisory agreement between the Trust and Barclays Global Fund Advisors (“BGFA”), on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares Bond Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Barclays Short Treasury	9,175,823	191,498	70,313	-
Barclays 1-3 Year Treasury	41,317,438	504,277	560,341	7,035,476
Barclays 3-7 Year Treasury	3,536,419	30,109	34,383	-
Barclays 7-10 Year Treasury	15,138,407	183,007	132,786	1,781,229
Barclays 10-20 Year Treasury	1,054,442	8,838	6,358	64,730
Barclays 20+ Treasury	10,204,544	120,935	264,214	976,950
Barclays TIPS	68,822,261	3,387,402	1,062,919	9,885,947
S&P California AMT-Free Municipal	871,876	10,740	17,441	-
S&P National AMT-Free Municipal	7,812,667	145,685	124,332	-
S&P Short Term National AMT-Free Municipal	970,846	6,177	5,375	-
S&P New York AMT-Free Municipal	255,769	4,910	2,777	14,446
S&P/Citigroup 1-3 Year International Treasury	268,759	2,817	1,735	9,390
S&P/Citigroup International Treasury	260,666	3,738	4,941	-

Proposal 2
To approve a change in the classification of certain funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

Second Meeting

This proposal was approved by the shareholders of the Trust on November 4, 2009.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election took effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Trust-wide proposal and voting results.